                                                                   EXHIBIT 99.4






                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS


                                 MARCH 31, 2000

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS


                               TABLE OF CONTENTS



                                                                                                            Page


   Consolidated Balance Sheets as of March 31, 2000 and December 31, 1999..............................        2

   Consolidated Statements of Operations for the three months ended March 31,
         2000 and March 31, 1999.......................................................................        3

   Consolidated Statement of Stockholder's Equity (Deficit) for the three months
         ended March 31, 2000..........................................................................        4

   Consolidated Statements of Cash Flows for the three months ended March 31,
         2000 and March 31, 1999.......................................................................        5

   Notes to Consolidated Financial Statements..........................................................        6


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


                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


===================================================================================================

                                                                         March 31,     December 31,
                                                                           2000            1999
                                                                        ---------      -----------

ASSETS
Current assets:
  Cash and cash equivalents ......................................      $   1,838       $   3,078
  Accounts receivable - trade ....................................         10,144          11,648
  Inventories ....................................................         21,744          18,086
  Other current assets ...........................................          2,507           1,066
                                                                        ---------       ---------
     Total current assets ........................................         36,233          33,878

Property, plant and equipment, at cost, less
      accumulated depreciation of $7,395 and $5,376 ..............        117,962         116,169
Other ............................................................          3,605           3,272
                                                                        ---------       ---------
     Total assets ................................................      $ 157,800       $ 153,319
                                                                        =========       =========

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Credit facilities and current portion of notes payable .........      $  44,735       $  39,982
  Accounts payable - trade .......................................         36,166          32,412
  Due to affiliates ..............................................            686             394
  Accrued taxes ..................................................          8,106           9,483
  Accrued interest ...............................................            315             474
  Other accrued liabilities ......................................          2,211           3,401
                                                                        ---------       ---------
     Total current liabilities ...................................         92,219          86,146

Long-term portion of notes payable ...............................         11,645          12,578
Participating loan ...............................................         39,261          37,849
Other liabilities ................................................          4,295           5,436

Commitments and contingencies

Stockholder's equity:
  Common stock, par value $1 per share, 701,000 shares authorized,
     authorized, issued and outstanding ..........................            701             701
  Additional paid-in-capital .....................................        103,115         103,115
  Deficit ........................................................        (93,436)        (92,506)
                                                                        ---------       ---------
     Total stockholder's equity ..................................         10,380          11,310
                                                                        ---------       ---------

     Total liabilities and stockholder's equity ..................      $ 157,800       $ 153,319
                                                                        =========       =========


                  The accompanying notes are an integral part
                   of the consolidated financial statements.


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


                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


===============================================================================

                                                        Three Months Ended
                                                      -------------------------
                                                      March 31,       March 31,
                                                        2000            1999
                                                      ---------       ---------

Net sales* .......................................    $ 40,261       $ 22,362
Cost of sales* ...................................      35,082         18,412
                                                      --------       --------

Gross profit .....................................       5,179          3,950
Operating, selling, administrative and
     general expenses ............................       4,808          2,648
                                                      --------       --------

Operating income .................................         371          1,302

Other income (expense):
   Interest expense ..............................      (3,537)        (3,940)
   Gain on sale of assets ........................                      8,478
   Gain on foreign currency exchange .............       1,223          2,270
   Other, net ....................................         (29)            51
                                                      --------       --------

(Loss) income before income taxes ................      (1,972)         8,161
Benefit for income taxes .........................      (1,042)        (1,717)
                                                      --------       --------

Net (loss) income ................................    $   (930)      $  9,878
                                                      ========       ========

--------------
* Net sales and Cost of goods sold include excise taxes of $4,659 and $1,485 for the three months ended March 31, 2000 and 1999, respectively.


                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


============================================================================================================================

                                                              Common Stock             Additional
                                                              ------------               Paid-In
                                                        Shares           Amount          Capital       Deficit         Total
                                                        ------           ------          -------       -------         -----

Balance, December 31, 1999....................           701,000          $ 701         $103,115      $(92,506)      $ 11,310

Net loss......................................                                                            (930)          (930)
                                                         -------          -----         --------      --------       --------
Balance, March 31, 2000.......................           701,000          $ 701         $103,115      $(93,436)      $ 10,380
                                                         =======          =====         ========      ========       ========


                  The accompanying notes are an integral part
                   of the consolidated financial statements.


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


                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


=============================================================================================

                                                                      Three Months Ended
                                                                      ------------------
                                                                 March 31,          March 31,
                                                                   2000               1999
                                                                   ----               ----


Net cash (used in) provided by operating activities ........    $ (4,292)           $  6,646
                                                                --------            --------

Cash flows from investing activities:
      Capital expenditures .................................      (2,775)            (13,248)
                                                                --------            --------
Net cash used in investing activities ......................      (2,775)            (13,248)
                                                                --------            --------

Cash flows from financing activities:
      Repayments of debt ...................................      (1,241)                (79)
      Borrowings under credit facilities ...................      17,000               8,412
      Repayment under credit facilities ....................      (9,600)
                                                                --------            --------
Net cash provided by financing activities ..................       6,159               8,333
                                                                --------            --------

Effect of currency rate translation on cash ................        (332)               (319)
                                                                --------            --------

Net (decrease) increase in cash and cash equivalents .......      (1,240)              1,412

Cash and cash equivalents, beginning of period .............       3,078               2,722
                                                                --------            --------
Cash and cash equivalents, end of period ...................    $  1,838            $  4,134
                                                                ========            ========


                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)



1.       ORGANIZATION

         Brooke (Overseas) Ltd. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of BGLS Inc. ("BGLS") and an indirect subsidiary of Brooke Group Ltd. ("Brooke"). The consolidated financial statements of the Company include Western Tobacco Investments LLC ("Western Tobacco Investments"), a Delaware limited liability company. Western Tobacco Investments holds the Company's 99.9% interest in Liggett-Ducat Ltd. ("Liggett-Ducat"), a Russian closed joint stock company engaged in the manufacture and sale of cigarettes in Russia, and Liggett-Ducat Tobacco Ltd., a wholly-owned subsidiary of Liggett-Ducat which recently completed construction of a new cigarette factory.

         The interim consolidated financial statements of the Company are unaudited and, in the opinion of management, reflect all adjustments necessary (which are normal and recurring) to present fairly the Company's consolidated financial position, results of operations and cash flows. These consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and the notes thereto included as Exhibit 99.4 in Brooke's and BGLS' Annual Report on Form 10-K for the year ended December 31, 1999, as filed with the Securities and Exchange Commission. The consolidated results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

         Certain amounts in the 1999 consolidated financial statements have been reclassified to conform to the 2000 presentation.


2.       LIQUIDITY

         At March 31, 2000, the Company had a net working capital deficiency of $55,986 which included $44,735 of payments due over the next twelve months to third parties under credit facilities and notes payable. The Company plans to use cash flows from operating activities to fund ongoing working capital needs in 2000 and is in the process of negotiating with a number of Russian banks for revolving credit facilities that would be used to repay existing credit lines. Furthermore, the Company may request additional funding from its parent in order to meet its liquidity needs.


3.       SALE OF BROOKEMIL

         In connection with the sale by the Company of its 99.1% of the outstanding shares of BrookeMil Ltd. ("BrookeMil") to New Valley Corporation ("New Valley") in 1997, a portion


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


                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)-(CONTINUED)
                                  (UNAUDITED)

         of the gain was deferred in recognition of the fact that the Company's parent, BGLS, retained an interest in BrookeMil through its then 42% equity ownership of New Valley and that a portion of the property sold (the site of the third phase of the Ducat Place real estate project being developed by BrookeMil) was subject to a put option held by New Valley. The option expired when Liggett-Ducat ceased factory operations at the site in March 1999. The Company recognized that portion of the deferred gain, $8,478, in March 1999.


4.       INVENTORIES

         Inventories consist of:

                                            March 31,    December 31,
                                              2000           1999
                                            ---------    ------------

Leaf tobacco ......................         $ 5,794        $ 6,727
Other raw materials ...............           6,626          4,582
Work-in-process ...................             683            959
Finished goods ....................           5,338          3,201
Replacement parts and supplies ....           3,303          2,617
                                            -------        -------
                                            $21,744        $18,086
                                            =======        =======

         At March 31, 2000, the Company had leaf tobacco purchase commitments of approximately $43,907.


5.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consist of:


                                      March 31,      December 31,
                                        2000            1999
                                      ---------      ------------

Buildings ..........................  $  47,061      $  46,510
Factory machinery and equipment ....     66,961         64,385
Computers and software .............      1,347          1,343
Office furniture and equipment .....      1,449          1,205
Vehicles ...........................      4,120          3,839
Construction-in-progress ...........      4,419          4,263
                                      ---------      ---------
                                        125,357        121,545
Less accumulated depreciation ......     (7,395)        (5,376)
                                      ---------      ---------
                                      $ 117,962      $ 116,169
                                      =========      =========


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


                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)-(CONTINUED)
                                  (UNAUDITED)


6.       CREDIT FACILITIES AND NOTES PAYABLE

         Credit facilities and notes payable consist of the following:

                                                            March 31,    December 31,
                                                              2000           1999
                                                            -------------------------

Notes payable ....................................          $ 19,891      $ 23,090
Credit facilities ................................            36,489        29,470
                                                            --------      --------
Total notes payable and credit facilities ........            56,380        52,560
Less current portion .............................           (44,735)      (39,982)
                                                            --------      --------
Amount due after one year ........................          $ 11,645      $ 12,578
                                                            ========      ========

         At March 31, 2000, Liggett-Ducat had various credit facilities under which $36,489 was outstanding. The facilities bear interest at rates of 13% to 20% per annum and expire within the next twelve months. The facilities are collateralized by the new factory building, factory equipment and tobacco inventory.

         Western Tobacco Investments has entered into several contracts for the purchase of cigarette manufacturing equipment. Approximately 85% of the amount of the contracts were financed with promissory notes generally payable over a period of five years. The outstanding balance on these notes, which are denominated in various European currencies, is $15,891 at March 31, 2000. In addition, at March 31, 2000, the Company had several short-term notes payable totaling approximately $4,000 for additional equipment purchases. The terms of these notes ranged from four to twelve months and carried interest rates of up to 16%.

         The Company paid in full a promissory note for approximately $1,290 due March 31, 2000.


7.       PARTICIPATING LOAN

         In February 1998, New Valley and Apollo Real Estate Investment Fund III, L.P. ("Apollo") organized Western Realty Development LLC ("Western Realty Development") to make real estate and other investments in Russia. Western Realty Development had made a $30,000 participating loan to Western Tobacco Investments with the proceeds used by the Company to reduce intercompany debt to BGLS and for payments on the new factory construction contracts. The loan bears no fixed interest and is payable only out of 30% of distributions made by Western Tobacco Investments to the Company. After the prior payment of debt service on loans to finance the construction of the new factory, 30% of distributions from Western Tobacco Investments to the Company will be applied first to pay the principal of the loan and then as contingent participating interest on the loan. In addition, Western Realty Development is entitled to receive a 15% annual rate of return on amounts advanced under the participating loan agreement under certain circumstances in the event of a sale or refinancing of Western Tobacco Investments or the new factory. Any rights of payment on the loan are subordinate to the rights of all other creditors of the Company. For the three months ended March 31, 2000 and March

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)-(CONTINUED)
                                  (UNAUDITED)


         31, 1999, the net effect of these preference requirements is recorded as interest expense of $1,412 and $1,002, respectively.


8.       INCOME TAXES

         For the three months ended March 31, 2000, the tax benefit consists of U.S. income tax benefit of $1,042 in accordance with the Company's tax sharing agreement with Brooke. In connection with the construction of Liggett-Ducat's new cigarette factory, Liggett-Ducat has received an exemption from Russian taxes on income from certain production lines for the 2000 tax year. Such exemption may be also available in 2001 and 2002 and resulted in no provision for Russian taxes being recorded.

         For the three months ended March 31, 1999, the tax benefit of $1,717 consists of income tax benefit pursuant to Russian statutory requirements of $485 and U.S. income tax benefit of $1,232 in accordance with the Company's tax sharing agreement with Brooke.


9.       CONTINGENCIES

         BGLS Notes. BGLS has pledged its ownership interest in the Company's common stock as collateral in connection with the issuance of BGLS' 15.75% Senior Secured Notes due 2001 ("BGLS Notes").

         In March 1998, BGLS entered into an agreement with AIF II, L.P. and an affiliated investment manager on behalf of a managed account (together, the "Apollo Holders"), who then held approximately 41.8% of the BGLS Notes, in which the Apollo Holders (and any transferees) agreed to defer the payment of interest on the BGLS Notes held by them, commencing with the interest payment that was due July 31, 1997, which they had previously agreed to defer, through the interest payment due July 31, 2000. The deferred interest payments will be payable at final maturity of the BGLS Notes on January 31, 2001 or upon an event of default under the Indenture for the BGLS Notes. In connection with the agreement, the Company pledged 50.1% of Western Tobacco Investments to collateralize the BGLS Notes held by the Apollo Holders (and any transferees).

         Operating environment. The Russian Federation continues to experience economic difficulties following the financial crisis of August 1998. Consequently, the country's currency continues to devalue, there is continued volatility in the debt and equity markets, hyperinflation persists, confidence in the banking sector has yet to be restored and there continues to be a general lack of liquidity in the economy. In addition, laws and regulations affecting businesses operating within the Russian Federation continue to evolve.

         The Russian Federation's return to economic stability is dependent to a large extent on the effectiveness of the measures taken by the government, decisions of international lending organizations, and other actions, including regulatory and political developments, which are beyond the Company's control.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)-(CONTINUED)
                                  (UNAUDITED)


         The Company's assets and operations could be at risk if there are any further significant adverse changes in the political and business environment. Management is unable to predict what effect those uncertainties might have on the future financial position of the Company. No adjustments related to these uncertainties have been included in these consolidated financial statements.

         Taxation. Russian tax legislation is subject to varying interpretations and changes occurring frequently. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Company may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest, which can be significant.

         Management regularly reviews the Company's taxation compliance with applicable legislation, laws and decrees and current interpretations and from time to time potential exposures are identified. At any point in time a number of open matters may exist; however, management believes that adequate provision has been made for all material liabilities. The periods remain open to review by the tax and customs authorities with respect to tax payments for three years.


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